st.george

08006011

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

SEC Mail
Mail Processing
Section

NOV 21 2008

Washington, DC
106

18 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Federal Court Approval of Merger
- Media Release – Schemes of Arrangement Become Effective
- Media Release – CEO and Managing Director Resignation
- Amended Constitution
- Resignation of Auditor

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

PROCESSED
DEC 01 2008
THOMSON REUTERS

ST03292 C10/03

st.george

news release

17 November 2008

FEDERAL COURT APPROVES MERGER OF WESTPAC AND ST.GEORGE

The Federal Court has today given its approval to the Share Scheme for the merger of Westpac and St.George, and has also approved the SAINTS Scheme and Option Scheme.

The Court orders approving the Schemes will be lodged with ASIC later today, following which the Schemes will become effective. A further announcement will be made once that occurs.

Ends...

Media contact:

Jeremy Griffith
St.George Corporate Relations
02 9236 1328 or 0411 259 432

st.george

news release

17 November 2008

ST.GEORGE SCHEMES OF ARRANGEMENT BECOME EFFECTIVE

St.George advises that it has lodged with ASIC the Federal Court orders approving the Share Scheme for the merger of Westpac and St.George, as well as the orders approving the SAINTS Scheme and Option Scheme. Copies of those orders are attached to this release.

As a result, the Schemes have now become effective under the Corporations Act.

Trading on ASX in St.George's ordinary shares and SAINTS will be suspended from the close of trading today. The Westpac ordinary shares to be issued or transferred (as applicable) under the Share Scheme and Option Scheme will commence trading on a deferred settlement basis tomorrow (ie. on Tuesday 18 November 2008).

As a result of the Share Scheme becoming effective, St.George hereby gives notice that it intends to terminate the dividend reinvestment plan on Tuesday, 25 November 2008 by notice to ASX.

It is anticipated that the Schemes will be implemented on Monday 1 December 2008, in accordance with the timetables set out in the Scheme Booklet. Further details in relation to the Schemes and their implementation are set out in the Scheme Booklet (which is available at www.stgeorgemerger.com.au). Capitalised terms in this announcement have the meanings given in the Scheme Booklet.

Ends...

Media contact:

Jeremy Griffith
St.George Corporate Relations
02 9236 1328 or 0411 259 432

IN THE FEDERAL COURT OF AUSTRALIA
REGISTRY: NEW SOUTH WALES

Proceeding No NSD 1416 of 2008

IN THE MATTER OF ST.GEORGE BANK LIMITED (ACN 055 513 070)

ST.GEORGE BANK LIMITED
ACN 055 513 070
Plaintiff

ORDERS

JUDGE:	LINDGREN J
DATE OF ORDERS:	17 NOVEMBER 2008
WHERE MADE:	SYDNEY

FEDERAL COURT OF AUSTRALIA
N.S.W. DISTRICT REGISTRY
FILED / RECEIVED
17 NOV 2008
W
Fee paid $

THE COURT ORDERS THAT:

1. The Plaintiff has leave to file in Court the affidavit of Jeremy Wei Shern Low sworn 17 November 2008 and the affidavit of Richard Willcock affirmed 17 November 2008.

2. Pursuant to section 411(4)(b) of the *Corporations Act 2001* (Cth) (***Act***):

    (a) the scheme of arrangement between all holders of fully paid ordinary shares of the Plaintiff (excluding Westpac Banking Corporation (***Westpac***) and any of its Related Bodies Corporate as defined in the Act in respect of shares in which any of those companies has a beneficial interest) and the Plaintiff;

    (b) the scheme of arrangement between all holders of non-cumulative, redeemable and convertible preference shares of the Plaintiff known as "SAINTS" (***SAINTS***) (excluding Westpac and any of its Related Bodies Corporate as defined in the Act in respect of SAINTS in which any of those companies has a beneficial interest) and the Plaintiff; and

Filed on behalf of: The Plaintiff
Allens Arthur Robinson
Lawyers
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000
DX 105 Sydney
Tel 9230 4000
Fax 9230 5333
Ref RYHS:XOBS:206015614

(c) the scheme of arrangement between all holders of options acquired under the "Executive Performance Share Plan" of the Plaintiff (each an ***Award Option***) (excluding those Award Option holders who have entered into a Deed of Cancellation in respect of those Award Options) and the Plaintiff,

(together, the ***Schemes***),

each in the form set out in the explanatory statement entitled "Scheme Booklet" provided to the Court on 29 September 2008 and marked "Exhibit AA" (the ***Scheme Booklet***), be approved.

3. Pursuant to section 411(12) of the Act, the Plaintiff be exempt from compliance with section 411(11) of the Act in relation to the Schemes.

4. These orders be entered forthwith.

5. Westpac have liberty to apply at 3 days' notice.

Date that entry is stamped: 17 November 2008

FEDERAL COURT OF AUSTRALIA DISTRICT REGISTRY

....
Deputy District Registrar

st.george

To: The Manager
Australian Securities Exchange

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	51
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**AMENDED CONSTITUTION**
Date sent:	17 NOVEMBER 2008

The amendments to St.George's constitution, as approved by shareholders at the extraordinary general meeting held on Thursday 13 November 2008, became effective today as a result of the Share Scheme becoming effective. The amendments which came into effect are the removal of Articles 10, 11 and 12, all of which related to the 10% shareholding limit for any individual shareholder.

In accordance with ASX Listing Rule 15.4.2, attached is a copy of the amended constitution.

Yours sincerely

Michael Bowan
General Counsel and Secretary

CORPORATIONS LAW

A Company Limited by Shares
Incorporated in New South Wales

CONSTITUTION

OF

ST.GEORGE BANK LIMITED

ACN 055 513 070

[Edition as at November 2008]

TABLE OF CONTENTS

CORPORATIONS LAW

A Company Limited by Shares
Incorporated in New South Wales

MEMORANDUM OF ASSOCIATION
of
ST.GEORGE BANK LIMITED
ACN 055 513 070

1. The name of the company is St.George Bank Limited.

2. The objects of the company are:
   (a) to obtain an authority to carry on banking business in Australia;
   (b) to conduct the business of banking in all its aspects in any place;
   (c) in pursuing the foregoing objects, to serve particularly the financial needs of those seeking to acquire dwellings or land for residential purposes; and
   (d) to do any other act or thing, whether on a commercial basis or otherwise and whether or not connected in any way with the objects specified in paragraphs (a), (b) and (c).

3. The company has, both within and outside New South Wales, the legal capacity of a natural person.

4. The liability of the members is limited.

5. The company may issue up to 1,000,000,000 shares.

6. Until the period of 10 years from the day on which the Australian Securities Commission certifies that the company is incorporated and registered under the Corporations Law has passed, a special resolution altering or adding to article 10, 11, 12, 108, 109 or 115 of the company's articles of association (each an "Entrenched Provision") does not have any effect unless and until that special resolution is passed at a general meeting of members holding ordinary shares in the company by a majority that:
   (a) together holds at least 90% of the ordinary shares in the company then in issue; and
   (b) comprises at least 75% of the holders of the ordinary shares whether those holders vote personally, by proxy or attorney or (in the case of a body corporate) by representative,

   where:
   (c) the notice convening the meeting at which that special resolution is to be proposed is given not less than 21 days before the date that the meeting is to be held and sets out the opinion of the directors as to whether or not it is in the interests of the company as a whole for that special resolution to be passed bearing in mind the history of the company as a building society and disregarding any particular interests of the members as shareholders; and
   (d) the meeting at which that special resolution is to be proposed transacts no business other than the consideration of that special resolution.

   A reference in this Clause to a special resolution altering or adding to an Entrenched Provision includes a reference to any resolution of any type which has the effect of altering, adding to or omitting an Entrenched Provision or any other effect which is equivalent or substantially similar to that effect.

7. Clause 6 of this Memorandum may not be altered, added to or omitted.

8. We, the several persons whose full names, addresses and occupations are subscribed, are desirous of being formed into a company pursuant to this memorandum of association and we respectively agree to take the number of shares in the capital of the company set out opposite our respective names.

CORPORATIONS LAW

A Company Limited by Shares
Incorporated in New South Wales

ARTICLES OF ASSOCIATION
of
ST.GEORGE BANK LIMITED
ACN 055 513 070

GENERAL

1. Interpretation

(1) In this Constitution:

"Borrower share" means a redeemable preference share in the company with the special rights and subject to the particular restrictions set out in Article 4(2);
"borrower share in the Society" means an unpaid share in the Society classified by the Society as a borrower share;
"Building Societies Act" means the Permanent Building Societies Act 1967 (NSW) as amended and in force immediately before the Registration Date;
"business day" has the meaning given in the Listing Rules;
"CHESS" means the Clearing House Electronic Sub-Register System of settlement operated by the Exchange;
"CHESS Approved Securities" means securities of the company for which CHESS approval has been given in accordance with the SCH Business Rules;
"CHESS Sub-Register" means that part of the register that is administered by SCH and records uncertificated holdings of CHESS Approved Securities in accordance with the SCH Business Rules;
"Commission" means the Australian Securities and Investments Commission and includes any successor;
"Constitution" means the documents entitled memorandum of association and articles of association (respectively) of the company:
"Depositor share" means a redeemable preference share in the company with the special rights and subject to the particular restrictions set out in Article 4(3);
"depositor share in the Society" means an unpaid share in the Society classified by the Society as a depositor share;
"disposal" and **"disposed of"** as used in Article 124 have the meaning given to those terms in the Listing Rules;
"Employee share" means a partly paid ordinary share in the company to which Article 3(2)(b) refers;
"employee share in the Society" means a partly paid share in the Society classified by the Society as an employee share;
"Entrenched Provision" means Article 10, 11, 12, 108, 109 or 115;
"Escrow Period" has the meaning given in the Listing Rules;
"Exchange" means the Australian Stock Exchange Limited and includes any successor;
"Law" means the Corporations Law;
"Listing Rules" means the official listing rules of the Exchange;
"permanent share in the Society" means a fully paid share in the Society classified by the Society as a permanent share;
"proper SCH transfer" is, in relation to a CHESS Approved Security, an SCH regulated transfer that is effected in accordance with the SCH Business Rules or that is taken by the Law to be a proper SCH transfer;
"register" means any register of members of the company wherever located and where appropriate, includes a CHESS Sub-Register;
"Registration Date" means the day on which the Commission certifies that the company is incorporated and registered under the Law;

"Restricted Securities" has the meaning given in the Listing Rules and includes shares in the company defined as such in any Restriction Agreement;
"Restriction Agreement" has the meaning given in the Listing Rules and includes any agreement which the company and any member agree is a Restriction Agreement;
"Rules of the Society" means the rules of the Society in force immediately before the Registration Date;
"SCH" and **"Securities Clearing House"** mean ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 or such other body as is approved under Section 779B of the Law from time to time;
"SCH Business Rules" means the business rules of the SCH as amended and effective from time to time;
"SCH regulated transfer" means a transfer of a quoted security or a quoted right that is regulated under the SCH Business Rules;
"secretary" means any person appointed to perform the duties of a secretary of the company;
"share seal" means a seal which the company has under the authority conferred by Article 97;
"Society" means St.George Building Society Ltd. being, until the Registration Date, the body corporate registered under that name in accordance with the Building Societies Act;
"Special Reserve" means the sum so designated in the books of account of the Society, as at the close of business on the day before the Registration Date, as reduced in accordance with Article 108;
"Special Reserve Member" means a member of the company who was at 31 May 1987, and so remained until the Registration Date, a member of the Society ;
"Special State Reserve" means the sum so designated in the books of account of the Society as at the close of business on the day before the Registration Date, as reduced in accordance with Article 109;
"Special State Reserve Member" means a member of the company who was at 30 September 1988 a member of State Building Society Limited and who became as a result of the transfer of engagements from State Building Society Limited to the Society, and so remained until the Registration Date, a member of the Society;
"the seal" means the common seal of the company and includes any duplicate common seal and any official seal of the company;
"Uncertificated Securities Holding" means securities of the company which under the Law, the Listing Rules or any Uncertificated System may be held in uncertificated form;
"Uncertificated System" means any system operated under the Law, the Listing Rules or the SCH Business Rules which regulates the transfer or registration of, or the settlement of transactions affecting, securities of the Company in uncertificated form and includes CHESS as it applies to securities in certificated and uncertificated forms;

A gender includes all genders.

Headings are for convenience only and do not affect interpretation.

(2) Division 10 of Part 1.2 of the Law applies in relation to this Constitution as if they were an instrument made under the Law as in force on the Registration Date.

(3) Except insofar as a contrary intention appears in this Constitution, an expression has, in a provision of this Constitution which deals with a particular provision of the Law, the same meaning as in that provision of the Law.

(4) A reference to an Article or these Articles is a reference to an Article in, or to the articles of association of the company forming part of, this Constitution.

2. Exclusion of Table A

The replaceable rules contained in the Law and the regulations contained in Table A of Schedule 1 to the Law prior to 1 July 1998 shall not apply to this company.

SHARE CAPITAL

3. Types of shares

(1) The company may issue up to 1,000,000,000 shares which shall comprise:
  (a) ordinary shares;
  (b) Borrower shares;
  (c) Depositor shares; and
  (d) shares to be classified by the directors on issue pursuant to Article 5.

(2) On the Registration Date:
  (a) each permanent share in the Society in issue on the Registration Date becomes a fully paid ordinary share in the company;
  (b) each employee share in the Society in issue on the Registration Date becomes an Employee share on which the amount paid up on that employee share in the Society has been paid up and in respect of which the amount yet to be paid up on that employee share in the Society remains to be paid up on that Employee share;
  (c) each borrower share in the Society in issue on the Registration Date becomes a Borrower share on which no amount has been paid up;
  (d) each depositor share in the Society in issue on the Registration Date becomes a Depositor share on which no amount has been paid up;
  without, in any case, the need for anything further and:
  (e) each person who, at the Registration Date, was a member of the Society shall be and become a member of the company; and
  (f) the company shall enter in the register the name and address of each person mentioned in paragraph (e) together with the number of shares held by that person in the company determined on the basis set out in paragraphs (a), (b), (c) and (d).

4. Rights and Restrictions applicable to certain shares

(1) (a) Each person who becomes the holder of an Employee share shall pay up the amount remaining to be paid up on that Employee share by equal instalments of an amount equal to one fifth of the amount, including any premium, at which the employee share in the Society (corresponding that Employee share) was issued on each anniversary of the date on which that employee share in the Society was issued by the Society.
  (b) Upon an Employee share ceasing to be held by the person in whose name it is to be registered on the Registration Date pursuant to Article 3(2)(f) (in this sub-article (1) the "employee owner") by reason of the death or retirement of the employee owner (whether that retirement be caused by having reached retirement age, ill health or incapacity), the amount not then paid up on that Employee share shall become due and payable to the company upon lodgment with the company of the instrument of transfer or transmission from the employee owner or his representative as transferor.
  (c) Upon the employee owner ceasing, for any reason other than as specified in paragraph (b), to be an employee of the company or of any subsidiary of the company, the amount which is the greater of:
    (i) 90% of the difference between:
      (A) the average of the last sale price for ordinary shares of the company sold on the Stock Exchange Automated Trading System (SEATS), operated by the Exchange, during the 5 days of trading immediately preceding the date that the employee ceased to be employed by the company. If there is no sale on any day, the directors, in their discretion, may take the average of the last sale prices of the ordinary shares of the company over the 5 trading days immediately preceding such date or may take the average over a longer period than 5 trading days. If no ordinary share is listed for quotation the amount shall be the net asset backing of the

ordinary share determined by the company's auditor who will act as an expert and whose decision, in the absence of manifest error, will be final; and

(B) the amount then paid up on each Employee share held by that employee owner, and

(ii) the amount not then paid up on each Employee share held by that employee owner, shall become immediately due and payable to the company, unless the directors by notice to the employee owner waive payment of all or any part of any amount so payable which exceeds the amount mentioned in sub-paragraph (ii).

(d) If the company is wound up, the amount unpaid on an Employee share shall become due and payable only in the circumstances mentioned in Article 115.

(e) Once an Employee Share is paid up in full, it ceases to be entitled and subject to the rights and restrictions attached to an Employee share under these Articles.

(2) Each Borrower share shall confer or impose on its holder (in this Article 4 in relation to that Borrower share, a "Borrower member") the following special rights and restrictions:

(a) Unless the company is being wound up, no amount shall be required to be paid up on a Borrower share until the loan, to which the borrower share in the Society which became the relative Borrower share relates or is attached under the Rules of the Society, is to be discharged in full in which case in tendering to the company the payment to discharge that loan the Borrower member shall be deemed to have authorised the company to apply $1.00 of that payment to pay up that Borrower share in full.

(b) Subject to the Law, immediately a Borrower share is paid up in full, it shall be redeemed by the company by payment of $1.00 cash which the Borrower member irrevocably authorises and directs the company to apply in discharging $1.00 of the Borrower member's loan mentioned in paragraph (a).

(c) A Borrower share shall not be transferred.

(d) If the company is wound up, the amount unpaid on a Borrower share shall become due and payable only in the circumstances mentioned in Article 115(1).

(e) A Borrower member has no right to participate in any dividend or other distribution by the company including any distribution on a winding up of the company, except a distribution to which a Borrower member is entitled under Article 108 or 109.

(f) A Borrower share shall not confer upon the Borrower member any right to:

(i) vote except:

(A) at general meetings of the class of Borrower shares,

(B) at a special meeting of Borrower members and Depositor members mentioned in sub-article (4),

if the Borrower member is aged 18 years or more in which case a Borrower member shall have one vote no matter how many Borrower shares or Depositor shares that Borrower member may hold;

(ii) receive notice of any general meeting of the company except a meeting at which a Borrower share confers a right to vote that share but notice of a general meeting which a Borrower member is not entitled to receive notice shall be advertised by the company in two daily newspapers circulating in each State or Territory of Australia in which the company carries on business at least twice in the period not earlier than 28 days or later than 10 days before the date of the general meeting and a Borrower member may attend, but not speak at, any such meeting; and

(iii) receive the reports of the directors and auditors, the annual report and the balance sheet and profit and loss account of the company and its subsidiaries.

(g) A Borrower member has the right to attend, speak and vote, whether personally, by proxy, representative or attorney at any meeting at which a Borrower share confers a right to vote.

(3) Each Depositor share shall confer or impose on its holder (in this Article 4 in relation to that Depositor share, a "Depositor member") the following special rights and restrictions:

(a) Unless the company is being wound up, no amount shall be required to be paid up on a Depositor share until:

(i) the deposit account, to which the depositor share in the Society which became the relative Depositor share relates or is attached under the Rules of the Society, is proposed to be closed; and

(ii) if Article 108 or 109 still has effect, each other deposit account opened by the Depositor member with the company before the deposit account mentioned in sub-paragraph (i) is closed, is proposed to be closed,

and the whole of the amount standing to the credit of the last of those deposit accounts is to be withdrawn in which case in notifying the company of the proposed closure of the last of those deposit accounts the Depositor member is deemed to have authorised the company on closure of that account to apply $1.00 of the amount standing to the credit of that deposit account to pay up the Depositor share in full.

(b) Subject to the Law, immediately a Depositor share is paid up in full, it shall be redeemed by the company by payment of $1.00 cash to the Depositor member and the Depositor member's relevant account shall be closed.

(c) A Depositor share shall not be transferred.

(d) If the company is wound up, the amount unpaid on a Depositor share shall become due and payable only in the circumstances mentioned in Article 115(1).

(e) A Depositor member has no right to participate in any dividend or other distribution by the company including any distribution on a winding up of the company, except a distribution to which a Depositor member is entitled under Article 108 or 109.

(f) A Depositor share shall not confer upon the Depositor member any right to:

(i) vote except:

(A) at general meetings of the class of Depositor shares,

(B) at a special meeting of Borrower members and Depositor members mentioned in sub-article (4),

if the Depositor member is aged 18 years or more and has on deposit with the company or a subsidiary of the company at least $250.00 in which case a Depositor member shall have one vote no matter how many Depositor shares or Borrower shares that Depositor member may hold;

(ii) receive notice of any general meeting of the company except a meeting at which a Depositor share confers a right to vote that share but notice of a general meeting of which a Depositor member is not entitled to receive notice shall be advertised by the company in two daily newspapers circulating in each State or Territory of Australia in which the company carries on business at least twice in the period not earlier than 28 days or later than 10 days before the date of the general meeting and a Depositor member may attend, but not speak at, any such meeting; and

(iii) receive the reports of the directors and auditors, the annual report and the balance sheet and profit and loss account of the company and its subsidiaries.

(g) A Depositor member has the right to attend, speak and vote, whether personally, by proxy, representative or attorney at any meeting at which a Depositor share confers a right to vote.

(4) For so long as Article 108 or 109 has effect for a distribution of the Special Reserve or the Special State Reserve, a resolution altering or adding to an Entrenched Provision, in addition to any requirement specified in the company's memorandum of association, shall not have any effect unless and until that resolution has been passed as a special resolution at a special meeting of the classes of Borrower shares and Depositor shares held as if, for the purposes of that special meeting, Borrower shares and Depositor shares were the same class of shares. Article 7(1) and (2) shall apply to special meetings of the classes of Borrower shares and Depositor shares.

5. Power of directors to issue shares and options

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, but subject to the Law, shares or options over shares in the company may be issued by the directors and any such share may be issued with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the directors, subject to any resolution of the company, determine.

6. Preference shares

(1) Subject to the Law and the Listing Rules, the company may issue preference shares on the terms that they are, or at the option of the company are to be, liable to be redeemed.

(2) Holders of preference shares, other than Borrower shares or Depositor shares, shall have the right to vote at any general meeting convened for the purpose of reducing the capital of the company, approving the terms of a buy-back agreement, winding up the company or sanctioning a sale of the undertaking of the company; at any general meeting of the company when the dividend on those preference shares is in arrears; during the winding up of the company; or on a proposal that affects rights attached to the preference shares.

6A. Converting Preference Shares

(1) The directors may issue converting preference shares with such rights attaching to them as the directors determine on or prior to allotment but subject to the following provisions.

(2) In this Article 6A, the following terms shall have the following meanings:

"Class Consent" has the meaning specified in sub-article (7).

"Conversion Date" means the date upon which Converting Preference shares convert into ordinary shares in accordance with sub-article (5).

Converting Preference member" means a holder from time to time of. Converting Preference shares.

"Converting Preference share" means a converting preference share issued under this Article 6A.

"Dividend Accrual Date" means the date from which dividends accrue on Converting Preference shares as specified in the Terms of Issue.

"Dividend Entitlement" means the dividends to which a Converting Preference member is entitled, subject to the matters specified in paragraph (a) (i) and (ii) of sub-article (3).

"Dividend Payment Date" means each date upon which a dividend in respect of Converting Preference shares is payable in accordance with paragraph (b) of sub-article (3).

"Dividend Reinvestment Plan" means a plan established by the company with the approval of its ordinary shareholders under which a participating shareholder elects to apply dividends receivable in respect of all or part of the shareholder's holding to pay up new ordinary shares.

"Issue Price" means the subscription price payable for each Converting Preference share as specified in the Terms of Issue.

"Prospectus" means a prospectus issued by the company prior to the offering of Converting Preference shares for subscription and setting out the Terms of Issue.

"Terms of Issue" means the terms on which the directors have resolved to offer Converting Preference shares for subscription as specified in a Prospectus for those Converting Preference shares.

(3) (a) A Converting Preference member will be entitled to receive a non-cumulative dividend in the amounts, and payable at the times, set out in paragraphs (a) to (e) inclusive of this sub-article, subject to the following:

(i) the board, at its discretion, declaring such dividend to be payable; and

(ii) there being funds legally available for the payment of dividends.

A Converting Preference member's entitlement to receive dividends in respect of Converting Preference shares shall be subject to the terms of any Dividend Reinvestment Plan in which the Converting Preference member participates.

(b) The Dividend Entitlement in respect of each Converting Preference share for each dividend period of six months is a non-cumulative dividend in the amount specified in the Terms of Issue. The Dividend Entitlement is payable, until conversion, in arrears on such dates as are specified in the Terms of Issue (each a "Dividend Payment Date") and on the Conversion Date (if not a Dividend Payment Date).

The initial dividend period for each Converting Preference share will be from and including the Dividend Accrual Date to such date as is specified in the Terms of Issue. Each subsequent dividend period will commence on the day immediately after the preceding Dividend Payment Date and end on, and include, the next Dividend Payment Date or, if earlier, the Conversion Date for that share.

The Dividend Entitlement for any dividend period other than six months will be computed on he basis of a 365 day year, an annual Dividend Entitlement specified in the Terms of Issue and the actual number of days elapsed in that period.

(c) Dividends on the Converting Preference shares will be non-cumulative. If the Dividend Entitlement in respect of a Converting Preference share is not paid in full on or before the Conversion Date for that share by reason of the limitations specified in paragraphs (a) (i) or (a) (ii) of this sub-article, all liability of the company in respect of the amount unpaid is extinguished.

The company will not pay any dividend on the ordinary shares until the Dividend Entitlement arising immediately preceding the declaration of the dividend on the ordinary shares has been paid or otherwise provided for in full or extinguished.

If any of

(i) the Dividend Entitlement arising in respect of the Converting Preference shares; or

(ii) a dividend entitlement arising on any other shares in the company ranking equally as to dividends with the Converting Preference shares,

has not been paid or is not able to be paid, in full, any dividends paid on the Converting Preference shares and such other shares must be paid pro rata .

(d) Dividends will be payable to the Converting Preference members as they appear in the register for Converting Preference shares on the books closing date set for this purpose by the directors.

If the Conversion Date for a Converting Preference share occurs prior to the books closing date for a dividend a proportionate amount of the dividend (calculated in accordance with paragraph (b) of this sub-article) is payable to the Converting Preference member in respect of that Converting Preference share as at the Conversion Date.

(e) Dividends will be considered paid on a Dividend Payment Date or Conversion Date if paid by cheque in favour of Converting Preference members despatched on (or as soon as practicable after) the relevant Dividend Payment Date or the Conversion Date (as applicable) .

All calculations will be to four decimal places and rounded up or down to the nearest ten thousandth. For the purpose of making payments to any person, any fraction of a cent is disregarded.

(4) Converting Preference members will have the same rights as ordinary shareholders to receive accounts, reports and notices of meeting of the company and to attend any general meetings of the company. The Converting Preference members will not, however, be entitled to speak or to vote at any such meeting except:

(a) if, at the time of such meeting, any Dividend Entitlement in respect of the Converting Preference shares is in arrears;

(b) on any proposal to reduce the share capital of the company;

(c) on any proposal directly affecting the rights or privileges attaching to the Converting Preference shares;

(c) (1) on a resolution to approve the terms of a buy-back agreement;

(d) on any proposal for winding up the company;

(e) on any proposal for the sale of the undertaking of the company; or

(f) during the winding up of the company;

in which case a Converting Preference member has the same rights as to manner of attendance and as to voting in respect of each Converting Preference share as those conferred on ordinary shareholders in respect of each ordinary share.

Converting Preference members have the Class Consent rights described under sub-article (7) below.

(5) The Converting Preference shares are not redeemable. The Converting Preference shares convert into ordinary shares as specified in the Terms of Issue.

(6) At conversion of any Converting Preference shares, the holders of those shares have a prior and exclusive interest in the profits of the company and that interest is satisfied by the issue of additional ordinary shares.

(6A) A Converting Preference Member who holds Converting Preference Shares issued prior to 1 July 1998 is entitled under the Terms of Issue to receive on the conversion of those Converting Preference Shares Additional Ordinary Shares (as defined in the Terms of Issue). References in the Terms of Issue for those Converting Preference Shares to that part of the share premium account established under Paragraph 7.3.8(a) of the Terms of Issue or to the sum of the amounts credited to the share premium account arising from the issue of the Converting Preference Shares (in each case the "Share Premium Amount") shall from 1 July 1998 be read as references to an amount in the share capital account that is equal to the Share Premium Amount as at 5pm on 30 June 1998. In all other aspects, the Terms of Issue for those Converting Preference Shares are unchanged.

(7) (a) The rights, privileges, limitations and restrictions attached to the Converting Preference shares may not be varied, altered or abrogated unless at a general meeting of Converting Preference members at which holders of at least 10% of the nominal amount of the issued Converting Preference shares are represented, a resolution in favour of such action is passed by a special resolution of such Converting Preference members ("Class Consent"). The provisions of these Articles relating to general meetings apply so far as they are capable of application and with any necessary modifications to every such meeting.

(b) Class Consent of the Converting Preference members is required if the directors propose to issue any share ranking in priority, or to convert any existing securities to securities ranking equally or in priority, to the Converting Preference shares as regards the right to receive dividends or the rights on liquidation of the company. Class Consent is not required, however, for the issue of further Converting Preference shares or any other preference shares (whether redeemable or not) in the company ranking equally with or after the Converting Preference shares as to dividends (whether cumulative or not) and as to rights on liquidation.

(c) If the most recent Dividend Entitlement arising has been paid or provided for in full no Class Consent is required for the reduction, the redemption or buy back of share capital ranking as regards dividends and as to rights on liquidation, ahead of, equally with or after the Converting Preference shares .

(8) If there is a return of capital on liquidation of the company, the Converting Preference members will be entitled to receive out of the assets of the company available for distribution to shareholders:

(a) an amount equal to any dividend declared but not paid in respect of the Dividend Payment Date prior to the issue of a court order winding up the company; and

(b) an amount equal to the amount paid on subscription for the Converting Preference shares,

(but not to participate in any distribution of surplus assets), before any distribution of assets is made to ordinary shareholders or any other class of shares ranking after the Converting Preference shares.

If, upon any such return of capital, there are insufficient funds to pay in full (a) these amounts, and (b) the amounts payable in respect of any other shares of the company ranking as to any such distribution equally with the Converting Preference shares on liquidation, then the

Converting Preference members and the holders of any such other equally ranking shares will share in any such distribution of assets of the company in proportion to the full respective preferential amounts to which they are entitled.

(9) Converting Preference shares are transferable in accordance with these Articles.

6B. No Title

Subject to this Constitution and the Listing Rules, the directors may issue preference shares (*Preference Shares*) with such rights, privileges, limitations and restrictions, attaching to them as the directors determine in the terms of issue on or prior to allotment and in accordance with the following provisions. The rights to be determined may be different to those attached to any preference shares then on issue. Preference Shares may be issued in one or more series and each series may be identified in such manner as the directors determine.

(1) Redemption

(a) The directors shall determine whether or not the Preference Shares are to redeem or be redeemable and, if so, the directors shall determine the following matters or the manner in which the following matters are to be determined:

(i) whether the Preference Shares are to be redeemable at the option of the company alone or otherwise;

(ii) whether the Preference Shares are to redeem automatically or in particular circumstances or otherwise;

(iii) the redemption date or dates (which may be specified absolutely or determined by reference to a particular event) or the circumstances in which the Preference Shares are liable to be redeemed;

(iv) the amount payable on redemption, which may be calculated as a fixed amount or by reference to a specified formula or other factors;

(v) any notice required or other conditions necessary for the exercise of any rights of redemption; and

(vi) the manner in which the Preference Shares are to be redeemed.

(b) Any redeemable Preference Shares shall be redeemed by the company in accordance with the terms of issue.

(2) Conversion

(a) The directors shall determine whether or not the Preference Shares are to convert or be convertible into another class of share in the capital of the company or into any other security issued by the company and, if so, the directors shall determine the following matters or the manner in which the following matters are to be determined:

(i) whether the Preference Shares are to be convertible at the option of the company alone or otherwise;

(ii) whether the Preference Shares are to convert automatically or in particular circumstances or otherwise;

(iii) the shares or other securities into which the Preference Shares may convert;

(iv) the conversion ratio or other formula which determines the number of shares or other securities to be issued on conversion;

(v) the conversion date or dates (which may be specified absolutely or determined by reference to a particular event) or the circumstances in which the Preference Shares are liable to be converted;

(vi) the amount payable, if any, on conversion, which may be calculated as a fixed amount or by reference to a specified formula, data or other factors;

(vii) any notice required or other conditions necessary for the exercise of any rights of conversion; and

(viii) the manner in which the Preference Shares are to be converted.

(b) Any converting or convertible Preference Share shall be converted in accordance with the terms of issue.

(3) Dividend rights

(a) The directors shall determine the following matters or the manner in which the following matters are to be determined:

(i) the rate or amount of dividends, if any, payable on the Preference Shares, which may be fixed or variable by reference to a specified formula or other factors;

(ii) the times or circumstances for the declaration and payment of dividends on the Preference Shares;

(iii) the periods and methods of calculating the periods in respect of which the dividends are payable;

(iv) the priority, if any, in payment of dividends on the Preference Shares in relation to other classes of shares in the capital of the company;

(v) whether the dividend entitlement is cumulative or non-cumulative; and

(vi) whether the Preference Shares carry any right in addition to their dividend right to participate in profits available for dividends.

(b) In determining the matters set out in sub-article (3)(a), the directors may also determine:

(i) the basis, if any, upon which the amount of a dividend will be adjusted to take account of, or be calculated by reference to, any tax or other fiscal impost on the company or the holders of the Preference Shares, or any franking or imputation credits, or both including:

(A) the extent to which such dividends are to be franked; and

(B) if a dividend is to be franked, the consequences of any dividend paid not being so franked; and

(ii) the extent to which an amount paid to holders of Preference Shares by the company other than by way of dividend, reduces or extinguishes the amount of any dividend that would (but for such payment) have been payable to the holders of Preference Shares.

(4) Payment of dividends

Subject to the terms of issue, the following provisions shall apply in respect of any series of Preference Shares:

(a) the company shall declare and pay dividends on the Preference Shares:

(i) in priority to the declaration and payment of any dividends on ordinary shares;

(ii) equally with the declaration and payment of dividends on all shares expressed to rank as to dividends equally with the Preference Shares; and

(iii) behind dividends declared on any shares expressed to rank as to dividends in priority to the Preference Shares;

(b) where Preference Shares are issued with a cumulative right to dividends:

(i) the Preference Shares shall have the additional right to be paid any arrears of or accrued dividend (whether declared or not) on the same priority as to the payment of dividends under sub-article (4)(a); and

(ii) on redemption or in a winding up, the company must pay to the holder an amount equal to all arrears of or accrued dividends (whether declared or not) as at the date of redemption or the commencement of the winding up, as applicable, with the same priority as to the payment of dividends as under sub-article (4)(a);

(c) where the holders of Preference Shares have a right to non-cumulative dividends, any of the following provisions apply in whole or in part as set out in the terms of issue:

(i) if, in the opinion of the directors determined in good faith, the distributable profits of the company as determined by the directors are sufficient to cover the payment in full of dividends on the non-cumulative Preference Shares on a dividend payment date and also the payment in full of all dividends (whether cumulative or not) stated to be payable on that date on any other shares in the company ranking equally as to dividends with the non-cumulative Preference Shares, then each such dividend shall be declared and paid in full;

(ii) if, in the opinion of the directors determined in good faith, the distributable profits of the company as determined by the directors are insufficient to cover the payment in full of dividends on the non-

cumulative Preference Shares on any dividend payment date and also the payment in full of all dividends (whether cumulative or not) stated to be payable on that date on any other shares in the company ranking equally as to dividends with the non-cumulative Preference Shares, any dividends paid on the non-cumulative Preference Shares and such other shares shall be paid pro rata either on a cent by cent basis or by reference to a percentage of the full amount of the dividend that would otherwise have been paid, as set out in the terms of issue, and the amount of the dividend shall be reduced or extinguished to the extent the directors consider necessary and the rights of the holders of the non-cumulative Preference Shares to receive any such unpaid dividend will be lost and the company will have no obligation to pay the unpaid dividend or to pay interest on such dividend whether or not dividends on the non-cumulative Preference Shares for any future dividend periods are declared and paid;

(iii) if, in the opinion of the directors determined in good faith, the payment of any dividend on any non-cumulative Preference Shares would cause the capital of the company on a group basis to fail to comply with the capital adequacy requirements or dividend payment guidelines applicable to Australian banks to which the company is then subject then the amount of the dividend shall be reduced or extinguished to the extent the directors consider necessary having regard to those requirements and guidelines and the right to receive such unpaid dividend will be lost and the company shall have no obligation to pay the unpaid dividend or to pay interest on such dividend whether or not dividends on the non-cumulative Preference Shares for any future dividend periods are declared and paid; and

(iv) the company will not pay any dividend on the ordinary shares or any other shares in the company ranking as to dividends after the non-cumulative Preference Shares, if any dividends to which the holders of non-cumulative Preference Shares were entitled was not paid or otherwise provided for in full, until after the next dividend payment date in respect of the non-cumulative Preference Shares on which any dividends payable on the non-cumulative Preference Shares have been paid or otherwise provided for in full;

(d) where the holders of Preference Shares have a right to cumulative dividends, any of the following provisions apply in whole or in part as set out in the terms of issue:

(i) if, in the opinion of the directors determined in good faith, the distributable profits of the company as determined by the directors are sufficient to cover the payment in full of dividends on the cumulative Preference Shares on a dividend payment date and also the payment in full of all dividends (whether cumulative or not) stated to be payable on that date on any other shares in the company ranking equally as to dividends with the cumulative Preference Shares, then each such dividend shall be declared and paid in full;

(ii) if, in the opinion of the directors determined in good faith, the distributable profits of the company as determined by the directors are insufficient to cover the payment in full of dividends on the cumulative Preference Shares on any dividend payment date and also the payment in full of all dividends (whether cumulative or not) stated to be payable on that date on any other shares in the company ranking equally as to dividends with the cumulative Preference Shares, any dividends paid on the cumulative Preference Shares and such other shares shall be paid pro rata either on a cent by cent basis or by reference to a percentage of the full amount of the dividend that would otherwise have been paid, as set out in the terms of issue, and the amount of the dividend paid shall be paid to the extent the directors consider appropriate and the rights of the holders of the cumulative

Preference Shares to receive any unpaid dividend will survive and the company will have a continuing obligation to pay the unpaid dividend and, if provided by the terms of issue, to pay interest on such dividend;

(iii) if, in the opinion of the directors determined in good faith, the payment of any dividend on any cumulative Preference Shares would cause the capital of the company on a group basis to fail to comply with the capital adequacy requirements or dividend payment guidelines applicable to Australian banks to which the company is then subject then the amount of the dividend paid shall be reduced or extinguished to the extent the directors consider necessary having regard to those requirements and guidelines and the right to receive any unpaid dividend will survive and the company shall have a continuing obligation to pay the unpaid dividend and, if provided under the terms of issue, to pay interest on such dividend;

(iv) the company will not pay any dividend on the ordinary shares or any other shares in the company ranking as to dividends after the cumulative Preference Shares if any dividends to which the holders of cumulative Preference Shares were entitled was not paid or otherwise provided for in full until all arrears of or any accrued dividends (whether declared or not) on the cumulative Preference Shares and any interest payable on such dividend if provided under the terms of issue have been paid or provided for in full.

(5) Rights on a winding-up

(a) Subject to the terms of issue, Preference Shares shall carry the priority as to rights in a winding-up and the repayment of capital:

(i) in respect of non-cumulative Preference Shares, in an amount equal to any dividend declared but not paid in respect of the dividend payment date before the issue of the court order winding-up the company:

(A) in priority to any payment of dividends to holders of ordinary shares;

(B) equally with any payment of dividends to holders of other classes of shares which rank as to dividends usually with the Preference Shares; and

(C) behind any payment of dividends to holders of other classes of shares which rank as to dividends in priority to the Preference Shares;

(ii) in respect of cumulative Preference Shares, in an amount equal to any arrears of or accrued dividends (whether declared or not) before the issue of the court order winding-up the company:

(A) in priority to any payments to ordinary shareholders;

(B) equally with any payments to other classes of share which rank as to dividends equally with the Preference Shares;

(C) behind any payments to other classes of share which rank as to dividends in priority to the Preference Shares;

(iii) in an amount equal to the capital for the time being paid up (or credited as paid up) on the Preference Shares:

(A) in priority to any payments of capital to holders of ordinary shares;

(B) equally with any payment of capital to holders of other classes of shares which rank as to returns of capital on a winding-up equally with the Preference Shares; and

(C) behind any payment of capital to holders of other classes of shares which rank as to returns of capital on a winding-up in priority to the Preference Shares; and

(iv) as determined in the terms of issue, with respect to any surplus assets in a winding-up.

(6) The directors shall determine whether the Preference Shares shall carry the right to vote in circumstances in addition to those set out in Article 6(2).

(7) The directors shall determine the following matters or the manner in which the following matters are to be determined:
   (a) whether the holders of Preference Shares may participate in any bonus issue of ordinary shares or any other class of shares;
   (b) whether the holders of Preference Shares are entitled to participate in any dividend reinvestment plan of the company;
   (c) whether the Preference Shares shall be transferable in accordance with this Constitution.

(8) The holders of Preference Shares will be entitled to receive accounts, reports and notices of meeting and to attend a general meeting of the members of the company and will not be entitled to speak or to vote at such meeting except in accordance with Article 6(2) and the terms of issue.

(9) The directors may determine whether the creation or issue of other securities ranking in any respect equally with or in priority to, or any conversion of securities to securities ranking in any respect equally with or in priority to, the Preference Shares is a variation or abrogation of the rights, privileges, limitations or restrictions attaching to the Preference Share. The directors may determine that a reduction of capital in respect of any shares or the redemption of any shares, other than the Preference Shares, is not permitted if the most recent dividends payable on the Preference Shares have not been paid, unless the class consent of the Preference Shareholders is received in accordance with this Constitution.

7. Classes of shares

(1) If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

(2) The provisions of this Constitution relating to general meetings apply so far as they are capable of application and mutatis mutandis to every such separate meeting except that:
   (a) a quorum is constituted by 5 or more persons who, between them, hold or represent by proxy, representative or attorney at least one-third of the issued shares of the class; and
   (b) any holder of shares of the class, present in person or by proxy, representative or attorney may demand a poll.

(3) The rights conferred upon the holders of the shares of any class issued with preferred or other rights, other than Employee shares, Borrower shares and Depositor shares, or unless otherwise expressly provided by the terms of issue of the shares of that class, shall be taken to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

8. Brokerage and commission

(1) The company may exercise the powers to pay brokerage or commission conferred by the Law in the manner provided by the Law.

(2) The brokerage or commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

9. Recognition of third party interests

(1) Except as required by the Law and the SCH Business Rules, the company shall not recognise a person as holding a share upon any trust.

(2) The company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by the Law) any other right in respect of a share except an absolute right of ownership in the registered holder.

10. Not used

11. Not used

12. Not used

SHARE CERTIFICATES

13. Share certificates

(1) A person whose name is entered as a member in the register of members is entitled, subject to Article 14, without payment to receive a certificate in respect of the share in accordance with the Law but, in respect of a share or shares held jointly by several persons, the company is not bound to issue more than one certificate.

(2) Delivery of a certificate for a share to one of several joint holders is sufficient delivery to all such holders.

(3) Share certificates issued in accordance with the requirements of the Law shall be in a form that the directors from time to time determine.

14. Uncertificated Holdings

If and for so long as dealings in shares in the company take place under an Uncertificated System:

(1) the company need not issue any certificate in respect of shares held as an Uncertificated Securities Holding;

(2) unless the company has elected in accordance with the Listing Rules that all its shares of the relevant class are to be in uncertificated form, a member may, as permitted by the Uncertificated System, elect to have all or any of the member's holding converted from certificated to uncertificated form or from uncertificated to certificated form; and

(3) the register of members is to distinguish between shares held in certificated form and shares held as an Uncertificated Securities Holding.

15. [No Article]

16. Worn out or defaced share certificates

(1) Subject to sub-article (2), the provisions of the Law with respect to certificates which are lost or destroyed shall apply to certificates which are worn out or defaced. The directors may exercise all the powers in relation to certificates which are lost, destroyed, worn out or defaced as are exercisable by the company or its directors under the Law in relation to certificates that are lost or destroyed.

(2) The company shall:

(i) only issue a certificate in replacement of a worn out or defaced certificate if the certificate to be replaced is received by the company for cancellation and is cancelled; and

(ii) not require the payment of any amount in connection with the issue of a replacement certificate.

LIEN ON SHARES

17. Lien on shares

(1) The company has a first and paramount lien on every share (not being a fully paid share) for all unpaid calls and instalments upon such share in respect of which such monies are due payable.

(2) The company also has a first and paramount lien on all shares:

(i) for such amounts as the company may be called upon by law to pay (and has paid) in respect of the shares of a member of a deceased person; or

(ii) on which loans made under an employee incentive scheme of the company remain outstanding.

(3) The directors may at any time exempt a share wholly or in part from the provisions of this Article.

(4) The company's lien (if any) on a share extends to all dividends payable in respect of the share.

18. Exercise of lien

(1) Subject to sub-article (2), the company may sell, in such manner as the directors think fit, any shares on which the company has a lien.

(2) A share on which the company has a lien shall not be sold unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) not less than 14 days before the date of the sale, the company has given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

19. Completion of sale

(1) For the purpose of giving effect to a sale pursuant to Article 18, the directors may authorise a person to transfer the shares sold to the purchaser of the shares.

(2) The company shall register the purchaser as the holder of the shares comprised in any such transfer and he is not bound to see to the application of the purchase money.

(3) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

20. Application of proceeds of sale

The proceeds of a sale mentioned in Article 18 shall be applied by the company in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person who immediately before the sale was the member in respect of the shares sold.

CALLS ON SHARES

21. Directors' power to make calls

(1) The directors may make calls upon the members in respect of any money unpaid on the shares of the members and not by the terms of issue of those shares made payable at fixed times, except that no call shall exceed one quarter of the sum of nominal values of the shares (in the case of shares issued prior to 1 July 1998) or be payable earlier than one month from the date fixed for the payment of the last preceding call.

(2) Each member shall, upon receiving at least 14 days' notice specifying the time or place of payment, pay to the company at the time or times and place so specified the amount called on his shares.

22. When made and instalments

(1) A call shall be taken to have been made at the time when the resolution of the directors authorising the call was passed.

(2) A call may be required to be paid by instalments.

(3) The company shall send notices of a call to members in accordance with the Listing Rules.

(4) The non-receipt of a notice of call by, or the accidental omission to give notice of a call to, any member shall not invalidate a call.

23. Liability of joint holders for calls

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

24. Interest on unpaid amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment

of the sum to the time of actual payment at such rate not exceeding 10% per annum as the directors determine, but the directors may waive payment of that interest wholly or in part.

25. Fixed sums taken to be called

Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date shall for the purposes of this Constitution be taken to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

26. Differentiation between holders

The directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

27. Prepayments of calls

(1) The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called up.

(2) The directors may authorise payment by the company of interest upon the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the prescribed rate, as is agreed upon between the directors and the member paying the sum.

(3) For the purposes of sub-article (2), the prescribed rate of interest is:

(a) if the company has, by resolution, fixed a rate - the rate so fixed; and

(b) in any other case - 10% per annum.

TRANSFER OF SHARES

28. Transferability of shares

(1) Subject to this Constitution and the Law, a member may transfer all or any of the member's shares by transfer document in any usual or common form or in any other form or by any other means permitted by an uncertificated system, which complies with the Law, the Listing Rules and the SCH Business Rules that the directors approve. No fee shall be charged on the transfer of any shares.

(2) A transfer referred to in Article 28(1) shall be executed by or on behalf of the transferor and shall be executed by or on behalf of the transferee or may be executed, effected or validated otherwise in accordance with the Law, the Listing Rules and the SCH Business Rules.

(3) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the register of members in respect of the shares.

(4) The company may participate in any computerised or electronic system established or recognised by the Law or by the Listing Rules for the purpose of effecting transfers of shares including under the SCH Business Rules.

29. Registration of transfer

Where shares are transferred other than by a proper SCH transfer, any transfer document must be left for registration at the registered office of the company or at the address where the register is kept on which the shares to which such transfer relates are registered together with the certificate, if any, for the

shares to which it relates and such other information as the directors properly require to show the right of the transferor to make the transfer, and the company shall, subject to the powers vested in the directors by these Articles, register the transferee as a member.

30. Where registration may be declined

Where permitted to do so by law. the Listing Rules and the SCH Business Rules, the company may decline to register any transfer of securities.

31. Notice of non-registration

If the company refuses to register any transfer of securities, it shall give to the transferee and to the stockbroker (if any) by whom the transfer was lodged for registration, written notice within 5 business days after the transfer was lodged with the company, stating that the company has so refused and the reason for that refusal.

32. Suspension of transfers

To the extent permitted by the Listing Rules and the SCH Business Rules, the registration of transfers may be suspended at such times and for such periods as the directors from time to time decide not exceeding in the aggregate 30 days in any year.

32A. Cases where registration may not be refused

In any case where the Company is not permitted to refuse to register a transfer under the applicable Uncertificated System, but would otherwise be entitled or required to refuse registration of the transfer in accordance with the Law, this Constitution and the Listing Rules, the Company shall not refuse to register the transfer but may do any or all thing permitted by the applicable Uncertificated System, the Law, the Listing Rules and the SCH Business Rules.

TRANSMISSION OF SHARES

33. Entitlement to shares on death

In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where the deceased was a sole holder, shall be the only persons recognised by the company as having any title to the deceased holder's interest in the shares, but this Article does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the deceased with other persons.

34. Registration of persons entitled

(1) Subject to the Bankruptcy Act, 1966 a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the directors, elect either to be registered as holder of the share or to nominate some other person to be registered as the transferee of the share.

(2) A person becoming *so* entitled *who* elects to be registered shall deliver or send to the company a notice in writing signed by that person advising of the election.

(3) A person who elects to have another person registered shall execute or effect a transfer of the share to that other person.

(4) All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of a transfer of, shares are applicable to any such notice or

transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member or effected under an Uncertificated System.

35. Dividends and other rights

(1) Where a member dies or becomes bankrupt, the member's personal representative or the trustee of the member's estate, as the case may be, is, upon the production of such information as is properly required by the directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the company, or to voting or otherwise), as the member would have been entitled to if the member had not died or become bankrupt.

(2) Where 2 or more persons are jointly entitled to any share in consequence of the death of a member, they shall, for the purpose of this Constitution, be taken to be joint holders of the share.

FORFEITURE OF SHARES

36. Liability to forfeiture

(1) If a member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the directors may, at any time afterwards during such time as any part of the call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued.

(2) The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made and shall state all matters required by the Listing Rules to be stated in such a notice and that, in the event of non-payment at or before time appointed, the shares in respect of which the call was made will be liable to be forfeited.

37. Power to forfeit

(1) If the requirements of a notice served under Article 36 are not complied with and any applicable requirements of the SCH Business Rules are satisfied, any share in respect of which the notice has been given may at any time afterwards, before the payment required by the notice has been made, be forfeited by a resolution of the directors to that effect.

(2) Such a forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

38. Powers of directors

Subject always to the SCH Business Rules and the Listing Rules forfeited shares may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and, at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the directors think fit.

39. Consequences of forfeiture

A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay to the company all money that, at the date of forfeiture, was payable by that person to the company in respect of the shares (including interest at the rate of 10% per annum from the date of forfeiture on the money for the time being unpaid if the directors think fit to enforce payment of the interest), but that person's liability ceases if and when the company receives payment in full of all the money (including interest) so payable in respect of the shares.

40. Prima facie evidence of forfeiture

A statement in writing declaring that the person making the statement is a director or a secretary of the company, and that a share in the company has been duly forfeited on a date stated in the statement, is sufficient evidence unless the contrary is proved of the facts stated in the statement as against all persons claiming to be entitled to the share.

41. Transfers after forfeiture and sale

(1) The company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(2) Upon the effecting of the transfer, the transferee shall be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(3) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

42. Fixed amounts taken to be calls

The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time as if that sum had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

43. Power to convert shares into stock

The company may by resolution passed in general meeting:

(a) convert, or provide for the conversion of, all or any of its paid up shares into stock; or
(b) reconvert, or provide for the reconversion of, that stock into paid up shares of any denomination.

44. General application of these Articles

(1) Articles relating to the transfer of shares apply, so far as they are capable of application, to the transfer of the stock or of any part of the stock.

(2) The directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the aggregate of the nominal amount of the shares from which the stock arose.

45. Rights and privileges of shareholders

(1) The holders of stock have, according to the amount of the stock held by them, the same rights, privileges and advantages as regards dividends, voting at meetings of the company and other matters as they would have if they held the shares from which the stock arose.

(2) No such privilege or advantage (except participation in the dividends and profits of the company and in the property of the company on winding up) shall be conferred by any

amount of stock that would not, if existing in shares, have conferred that privilege or advantage.

46. Interpretation

The provisions of these Articles that are applicable to paid up shares apply to stock, and references in those provisions to share and shareholder shall be read as including references to stock and stockholder, respectively.

ALTERATION OF CAPITAL

47. Power to alter capital

The company may by resolution passed in general meeting alter the provisions of this Constitution by increasing the number of shares the company may issue.

48. Power to reduce capital

Subject to the Law and the Listing Rules, the Company may reduce its share capital, any capital redemption reserve fund or any share premium account

49. Power to buy back shares

(1) Subject to the Law and Listing Rules the company may buy shares in itself;

(2) This Article does not affect the company's power to buy any other securities in or issued by the company.

GENERAL MEETINGS

50. Power of directors to convene

Any director may convene a general meeting whenever the director thinks fit.

51. Business of annual general meeting

The business of an annual general meeting shall be:

(a) to receive and consider the reports of the directors and auditors and the annual financial report;
(b) to elect directors in the place of those retiring under this Constitution;
(c) if required, to consider and if thought fit, to appoint auditors and determine the auditors' remuneration ; and
(d) to transact any other business set out in the notice of meeting which under the Law, the Listing Rules and this Constitution ought to be, or may be, transacted at an annual general meeting.

52. [No article]

53. Effect of non-receipt of notice

Non-receipt of the notice convening a general meeting by, or accidental omission to give such notice to, any person entitled to receive such notice shall not invalidate the proceedings at or any resolution passed at any such meeting.

54. Quorum

(1) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Except as otherwise provided in these Articles, five members present in person shall constitute a quorum.

(2) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as attorney for a member, or as a representative of a body corporate that is a member, shall be taken to be a member.

55. If quorum not present

If a quorum is not present within half an hour from the time appointed for the meeting:

(a) where the meeting was convened upon the requisition of members the meeting shall be dissolved; or

(b) in any other case:

  (i) the meeting stands adjourned to such day, and at such time and place, as the directors determine or, if no determination is made by the directors, to the same day in the next week at the same time and place; and

  (ii) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved.

56. Chair of meetings

(1) If the directors have elected one of their number as chair of their meetings, that person shall preside as chair at every general meeting.

(2) Where a general meeting is held and:

  (a) a chair has not been elected as provided by sub-article (1); or

  (b) the chair is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the members present shall elect one of their number to be chair of the meeting.

57. Adjournments

(1) The chair may at a meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(2) When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

(3) Except as provided by sub-article (2), it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

58. Voting at general meetings

(1) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded:
(a) by the chair;
(b) by at least 5 members present in person or by proxy, representative or attorney; or
(c) by a member or members present in person or by proxy, representative or attorney and representing not less than 5% of the votes that may be passed on the resolution on a poll.

(2) Unless a poll is so demanded, a declaration by the chair that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(3) The demand for a poll may be withdrawn.

59. Procedure for polls

(1) If a poll is properly demanded, it shall be taken in such manner and, subject to sub-article (2), either at once or after an interval or adjournment or otherwise as the chair directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded.

(2) A poll may not be demanded on the election of a chair or on a question of adjournment.

60. Chair's casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, in addition to the chair's deliberative vote (if any), has a casting vote.

61. Representation of members

Subject to any rights or restrictions for the time being attached to any class or classes of shares:
(a) at meetings of members or classes of members each member entitled to attend and vote may attend and vote in person or by proxy or attorney or (in the case of a body corporate) by representative; and
(b) on a show of hands every member present in person or by proxy, representative or attorney has one vote; and
(c) on a poll every member present in person or by proxy or attorney or (in the case of a body corporate) by representative has for each share held by the member the following voting rights:
(i) in the case of fully paid shares and Employee shares, one vote for each share; and
(ii) in the case of contributing shares (except Employee shares), a fraction of a vote equivalent to the proportion which the amount paid up (but excluding amounts credited as paid up and excluding amounts paid in advance of a call) bears to the total issue price of the share.

62. Joint holders

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy or by representative or by attorney, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority of joint holders shall be decided by the order in which the names stand in the register of members.

63. Votes of certain members

(1) A parent or guardian of a member who is a minor may vote instead of the minor at any general meeting upon such evidence being produced of the relationship of the appointment of the guardian as the directors may require.

(2) If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, the member's committee or trustee or such other person as properly has the management of the member's estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

64. Restriction on voting rights - unpaid shares

A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by the member in respect of shares in the company have been paid.

65. Objections to qualification to vote

(1) An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered.

(2) Any such objection shall be referred to the chair of the meeting, whose decision is final.

(3) A vote not disallowed pursuant to such an objection is valid for all purposes.

66. Number of proxies

Subject to Article 61, a member may appoint not more than two proxies neither of whom need be a member.

67. Form of proxy

(1) An instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a body corporate, either under seal or under the hand of an officer or attorney duly authorised.

(2) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument but may vote as he thinks fit on any motion or resolution in respect of which no manner of voting is indicated.

(3) An instrument appointing a proxy shall be taken to confer authority to demand or join in demanding a poll.

(4) An instrument appointing a proxy shall be in the following form or in a form that is as similar to the following form as the circumstances allow or in such other form as the directors shall accept:

PROXY FORM

I/We ____

of ____

appoint ____

of ____

or in his/her absence ____

of ____

or [in his/her absence] the chair of the meeting, as my/our proxy to vote for me/us on my/our behalf in respect of ALL/____________________ of my/our shares at the [Annual] General Meeting of the Company to be held on [*] 199[*] and at any adjournment of that meeting.

[I/we will appoint two proxies. This proxy is appointed to exercise (percentage) (number) of our/my votes. (An additional proxy form will be supplied by the company on request).]

I/We direct my/our proxy to vote in respect of each resolution to be considered as indicated with an "X" below, and to vote or abstain in respect of any procedural resolution as my/our proxy thinks fit.

	FOR	AGAINST
[Ordinary] resolution No. 1	[ ]	[ ]
[Special] resolution No. 2	[ ]	[ ]

If no direction is given above, I/we authorise my/our proxy to vote or abstain as my/our proxy thinks fit in respect of each resolution (including any procedural resolution) to be considered by the meeting and any adjournment of the meeting.

Dated ____________ *199[*].* ______________________________

Signature ____

Bodies corporate should execute under seal, under the hand of an officer or by attorney.

Where more than one proxy is appointed, each proxy should be appointed to represent a specified proportion of the member's voting rights. If a member does not specify the number or proportion of voting rights each proxy may exercise, each proxy may exercise half the votes.

A member may desire that on a poll the votes given to the proxy in respect of a resolution are cast in more than one way. If so, the member shall specify in the appropriate box the NUMBER or PERCENTAGE of shares in respect of which the proxy is appointed and which the member desires the votes on the poll in favour and against the resolution. A proxy may not vote on a show of hands where the appointment specifies different ways to vote.

(5) Notwithstanding Article 62, where an instrument of proxy is signed by all of the joint holders of any shares, the votes of the proxy so appointed shall be accepted in respect of those shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

68. Lodgement of proxy

(1) An instrument appointing a proxy shall not be treated as valid unless the instrument, and the power of attorney or other authority (if any) under which the instrument is signed or a notarially certified copy of that power or authority, is or are received by the company, not less than 48 hours (or such lesser period as the directors may permit) before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote.

(2) For the purposes of sub-article (1), the company receives a document when it is received at any of the following :

(a) the company's registered office;
(b) a fax number at the company's registered office; or
(c) a place, fax number or electronic address specified for the purpose in the notice of meeting.

69. Validity of proxy

A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the company at the registered office before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

70. Where proxy is incomplete

No instrument appointing a proxy shall be treated as invalid merely because it does not contain the address of the appointor or of a proxy or is not dated or does not contain in relation to any or all resolutions an indication of the manner in which the proxy is to vote and, in any case where the instrument does not contain the name of a proxy, the instrument shall not for that reason be invalid and shall be taken to be given in favour of the chair of the meeting.

APPOINTMENT, REMOVAL AND REMUNERATION OF DIRECTORS

71. Number of directors

(1) Subject to sub-article (2), the number of directors shall be not less than 5 and not more than 10.

(2) The company may from time to time by resolution:

(a) subject to the Law, increase or reduce the minimum and maximum numbers of directors;
(b) remove any director from office;
(c) appoint a new director to replace a director whose office has been vacated pursuant to this Constitution; or
(d) appoint an additional director or additional directors.

(3) The directors may at any time appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors does not at any time exceed the number determined in accordance with this Constitution. Any director so appointed shall hold office only until the next following general meeting and shall then be eligible for re-election.

72. Qualifications

(1) The share qualification for directors may be fixed by the company in general meeting and, unless and until so fixed is 500 fully paid ordinary shares.

(2) A person may not be appointed as a director unless that person at the time of appointment (excluding for this purpose any re-appointment in accordance with Article 73) is less than 65 years of age.

(3) A person who is an employee of the company or a subsidiary of the company may not be appointed a director if as a result of that person's appointment as a director the number of directors who are such employees would be one-third or more of the total number of directors.

73. Retirement at each annual general meeting

(1) Subject to Article 91(3), at every annual general meeting one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third, shall retire from office and be eligible for re-election.

(2) The directors to retire in each year shall be the directors longest in office since last being elected or re-elected. Between directors who were elected on the same day the director to retire, if they cannot otherwise agree, shall be determined by lot. A retiring director shall be eligible for re-election without needing to give any prior notice of his or her intention to submit himself or herself for re-election and shall act as director throughout the meeting at which he or she retires. A director appointed and vacating office under Article 71(3) shall not be taken into account in determining either the number or identity of the directors to retire by rotation.

(3) No person other than a retiring director or a director vacating office under Article 71(3) shall be eligible to be elected a director at any general meeting unless that person has given to the company a notice of his or her candidature at least 30 business days before the meeting. Notice of every nomination shall be forwarded to all members at least 14 days before the meeting at which the election is to take place.

74. Remuneration

(1) The directors shall be paid such remuneration as is from time to time decided by the company in general meeting.

(2) That remuneration shall be taken to accrue from day to day.

(3) The directors may also be paid all travelling and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of the company or otherwise in connection with the business of the company and if any director being willing shall with the concurrence of the directors perform extra services or make any special exertions for the benefit of the company the directors may cause that director to be paid out of the property of the company such special and additional remuneration (not including a commission on or percentage of profits or operating revenue) as the directors think fit having regard to the value to the company of the extra services or special exertions.

(4) The remuneration payable by the company to the directors shall not be increased without the prior approval of the company in general meeting. The notice convening the meeting shall include the amount of the proposed increase and the maximum sum that may be paid.

(5) The fixed sum so determined by the company in respect of a particular financial year shall be divided among the directors in such proportions as they shall agree and, in default of agreement, equally.

(6) A director may hold any other office or place of profit (other than auditor) in the company in conjunction with his or her directorship and may be appointed to that office upon such terms as to remuneration, tenure of office and otherwise as may be arranged by the directors.

(7) No director (other than a managing director or a director who is a salaried officer) shall be paid a commission on or percentage of profits or operating revenue. No managing director or director who is a salaried officer shall be remunerated by a commission on or percentage of operating revenue.

(8) The following provisions shall apply in relation to payments by the company by way of retiring allowances in the consequence of directors, other than the managing director or a director who is also a salaried officer of the company or of any subsidiary of the company, ceasing to hold office as such:

- (a) the directors may pay to a director or a former director a retiring allowance as consideration for or in connection with his or her retirement where:
  - (i) the director is, at the date of his or her retirement, a non-executive director;
  - (ii) the director had been, at the date of his or her retirement, a non-executive director for a continuous period of at least three years;
  - (iii) the amount of the retiring allowance is not such as to make the payment prohibited under Section 237(1)(a) of the Law; and
  - (iv) if the director or former director has not ceased to hold office under the provisions of Section 227 of the Law or because of a resolution under Section 227 of the Law or for the reason stated in Article 75 (a) or (c) .
- (b) The directors may, on the death of a non-executive director who at the date of his or her death had been a non-executive director for a continuous period of at least three years, pay to the legal personal representative of the deceased director an amount not exceeding the total amount that may be paid to the director on retirement under the Law.
- (c) the payment to be made as aforesaid in relation to any director shall be made:
  - (i) under an agreement between the company and that director or in such other manner as the directors determine; and
  - (ii) to that director or, if the director has died, either to the deceased director's legal personal representative or his or her dependent or dependants as the directors shall determine.
- (d) the directors may as a term of any agreement specify such terms and conditions affecting entitlement to such payments (including the acceptance of a fixed retiring age) as they think proper in the interests of the company.
- (e) no retiring allowance shall be payable to any non-executive director appointed after 30 September 2003.
- (f) the retirement allowance paid to any director holding office as at 30 September 2003 shall not exceed the amount accrued in respect of that director as at 30 September 2003.

75. Vacation of office

In addition to the circumstances in which the office of a director becomes vacant by virtue of the Law, or by virtue of which a director may, by resolution, be removed before the expiration of his or her period of office pursuant to Section 227 of the Law, the office of a director becomes vacant:

- (a) if the director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) if the director resigns his or her office by notice in writing to the company;

(c) if the director is absent without the consent of the directors from three consecutive meetings of the directors; and

(d) at the conclusion of the annual general meeting beginning next after the day on which the director attains the age of 72 years.

POWERS AND DUTIES OF DIRECTORS

76. Powers of directors

(1) Subject to the Law and to any other provision of this Constitution, the business of the company shall be managed by the directors, who may pay all expenses incurred in promoting and forming the company, and may exercise all such powers of the company as are not, by the Law or by this Constitution, required to be exercised by the company in general meeting.

(2) Without limiting the generality of sub-article (1), the directors may exercise all the powers of the company to borrow money, to charge any property or business of the company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

77. Power to use seal

The directors may exercise all the powers of the company in relation to any official seal, any duplicate common seal and any branch register.

78. Appointment of attorneys

(1) The directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the directors), for such period and subject to such conditions as they think fit.

(2) Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

79. Negotiable instruments

All cheques, promissory notes, bankers drafts, bills of exchange, and other negotiable instruments shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by such persons and in such manner as the directors may decide, and unless so decided, by any 2 directors.

PROCEEDINGS OF DIRECTORS

80. Convening meetings

(1) The directors may meet together either in person for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(2) A director may at any time, and a secretary shall on the requisition of a director, convene a

(3) Reasonable notice shall be given to every director of the place, date and hour of every meeting of the directors but, where any director is for the time being outside of Australia, notice need not be given to that director but shall be given to any alternate director in Australia whose appointment by that director is for the time being in force.

81. Meetings of directors

(1) For the purpose of the Law, each director, on becoming a director (or on the adoption of this Article), consents to the use of the following technology for calling or holding a director's meeting:

- (a) video;
- (b) telephone;
- (c) electronic mail;
- (d) any other technology which permits each director to communicate with every other director; or
- (e) any combination of the technologies described in the above paragraphs.

A director may withdraw the consent given under this Article in accordance with the Law

(2) Where the directors are not all in attendance at one place and are holding a meeting using technology and each director can communicate with the other directors:

- (a) the participating directors shall, for the purpose of every provision of this Constitution concerning meetings of the directors, be taken to be assembled together at a meeting and to be present at that meeting; and
- (b) all proceedings of those directors conducted in that manner shall be as valid and effective as if conducted at a meeting at which all of them were present.

82. Quorum at meetings

At a meeting of directors, the number of directors whose presence is necessary to constitute a quorum is such number as is determined by the directors and, unless so determined, is the nearest whole number next above half the number of directors then in office.

83. Chair of meetings

(1) The directors shall elect one of their number as chair of their meetings and may decide the period for which he or she is to hold office.

(2) Where such a meeting is held and:

- (a) a chair has not been elected as provided by sub-article (1); or
- (b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act, the directors present shall elect one of their numbers to be chair of the meeting.

84. Proceedings at meetings

(1) Subject to this Constitution, questions arising at a meeting of directors shall be decoded by a majority of votes of directors present and voting and any such decision shall for all purposes be taken to be a decision of the directors.

(2) Subject to sub-article (3), in case of an equality of votes, the chair of the meeting in addition to his deliberative vote, has a casting vote.

(3) Where two directors form a quorum, or where only two directors are competent to vote on the question at issue, the chair of the meeting shall not have a casting vote.

85. Disclosure of interest

(1) Subject to the Law, a director is not disqualified by his or her office from holding any office of employment or profit (other than that of auditor) under the company or of contracting with the company in any capacity whatsoever.

(2) Subject to the Law, a contract or arrangement made by the company with a director or in which a director is in any way, directly or indirectly, interested shall not be avoided merely because the director is a party to or interested in it.

(3) Each director must disclose to a meeting of directors any contract or arrangement of the kind mentioned in sub-article (2), such disclosure providing particulars of, the names of the parties to, and the nature of the director's interest in the contract or arrangement. The secretary shall record such disclosure in the minutes of the relevant meeting. A director's failure to make disclosure under this Article does not render void or voidable a contract in which the director has an interest.

(4) Unless permitted by the Law, a director who has a material personal interest (other than an interest which the director has in common with the other members of the company) in a matter that is to be considered at a meeting of directors:

(a) must not vote on the matter or be present while the matter is being considered at the meeting; and

(b) shall not be counted in a quorum in relation to that matter.

(5) Subject to the Listing Rules, Article 85(4) does not apply if the directors have at any time passed a resolution that:

(a) specifies the director, the interest and the matter; and

(b) states that the directors voting for the resolution are satisfied that the interest should not disqualify the director from considering or voting on the matter.

(6) Notwithstanding Article 82, the quorum for a meeting of directors for consideration of a matter in which one or more directors have a material personal interest is two directors who are entitled to vote on any motion that may be moved at the meeting in relation to that matter.

(7) Provided that a director has properly observed this Constitution , the Law and the Listing Rules, in relation to his or her interest in any contract or arrangement of the kind mentioned in sub-article (2), the director is not, merely because of his or her office as director or the fiduciary relationship it entails, liable to account to the company for any profit derived by the director from the contract or arrangement.

(8) A director may, notwithstanding his or her interest, and whether or not he or she is entitled to or does vote, participate in the execution of any instrument by or on behalf of the company and whether by signing or sealing the same or otherwise.

(9) For the purposes of this Article, whether a director is in any way, directly or indirectly, interested in a contract or proposed contract shall be determined in the same manner in all respects as if that question had arisen under the provisions of the Law relating to the declaration by directors of their interests in contracts.

86. Alternate directors

(1) A director may, with the approval of a majority of the other directors, appoint a person (whether a member of the company or not) to be an alternate director in that director's place during such period as he or she thinks fit.

(2) An alternate director is entitled to notice of meetings of the directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead.

(3) An alternate director may exercise any powers that the appointor may exercise and the exercise of any such power by the alternate director shall be taken to be the exercise of the power by the appointor.

(4) The appointment of an alternate director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the alternate director has not expired and terminates in any event if the appointor vacates office as a director.

(5) An appointment, or the termination of an appointment, of an alternate director shall be effected by service on the company of a notice in writing signed by the director who makes or made the appointment.

(6) An alternate director shall look for his or her remuneration to the director appointing that alternate director or shall be entitled to be reimbursed by the company in accordance with this Constitution as if he or she were a director.

87. Vacancies

In the event of a vacancy or vacancies in the office of a director or offices of directors, the remaining directors may act but, if the number of remaining directors is not sufficient to constitute a quorum at a meeting of directors, they may act only for the purpose of increasing the number of directors to a number sufficient to constitute such a quorum or of convening a general meeting of the company.

88. Delegations to committees

(1) The directors may delegate any of their powers to a committee or committees consisting of such of their number as they think fit and may authorise the delegate to sub-delegate all or any of the powers so delegated.

(2) A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the directors and a power so exercised shall be taken to have been exercised by the directors.

(3) The members of such a committee may elect one of their number as chair of their meetings.

(4) Where such a meeting is held and:
- (a) a chair has not been elected as provided by sub-article (3); or
- (b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the members present may elect one of their number to be chair of the meeting.

(5) A committee may meet and adjourn as it thinks fit.

(6) Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting.

(7) In the case of an equality of votes, the chair, in addition to his deliberative vote, has a casting vote.

(8) Minutes of all the proceedings and determination of every committee shall be made, entered and signed in the same manner in all respects as minutes of proceedings of the directors are required by the Law to be made, entered and signed.

89. Circular resolutions

(1) If a document containing a statement that the signatories to it are in favour of a resolution in the terms set out or otherwise identified in the document has been signed by all the directors (excluding each director, if any, who would not be entitled to vote on that resolution at a meeting of the directors) a resolution in those terms shall be taken to have been passed at a meeting of the directors held on the day on which and at the time at which the document was last signed by a director.

(2) For the purposes of sub-article (1):

- (a) two or more separate documents containing statements in identical terms each of which is signed by one or more directors shall together be taken to constitute one document containing a statement in those terms signed by those directors on the respective days on which they signed the separate documents;
- (b) a reference to all the directors does not include a reference to an alternate director whose appointor has signed the document, but an alternate director may sign the document in the place of his or her appointor; and
- (c) a telex, telegram or facsimile message which is received by the company and is expressed to have been sent by a director or alternate director shall be taken to be signed by that director or alternate director at the time of receipt of the telex, telegram or facsimile message by the company.

(3) Where a committee consists of one director, only a document signed by that director and recording a determination of that committee shall be as valid and effectual as a determination made under Article 88(6) at a meeting of that committee and that document shall constitute, for the purposes of Article 88(8), a minute of that determination.

90. Defects in appointments

Notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be a director, or a member of a committee, or to act as a director, or that a person so appointed was disqualified, all acts done by any meeting of the directors or of a committee of directors or by any person acting as a director are as valid as if the person had been duly appointed and was qualified to be a director or to be a member of the committee.

MANAGING DIRECTOR

91. Power to appoint managing director

(1) The directors may from time to time appoint one or more of their number to the office of managing director for such period and on such terms as they think fit, and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment.

(2) A managing director's appointment shall automatically terminate if that person ceases for any reason to be a director.

(3) The provisions of Article 73 do not apply to a managing director unless sub-article (4) applies.

(4) Where there is more than one managing director, the provisions of Article 73 shall apply to each managing director unless the directors have determined that it shall not apply to one managing director as named in a resolution passed by the directors prior to the date on which that managing director would otherwise have been obliged to retire under Article 73. Where such a resolution is passed, the provisions of Article 73 shall apply to each managing director other than the one named in that resolution.

92. Remuneration

A managing director shall, subject to the Law, Article 74(7) and to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the directors decide.

93. Delegation of powers to managing director

(1) The directors may, upon such terms and conditions and with such restrictions as they think fit, confer upon a managing director any of the powers exercisable by them.

(2) Subject to sub-article (3), any powers so conferred may be concurrent with the powers of the directors.

(3) The directors may at any time withdraw or vary any of the powers so conferred on a managing director.

SECRETARY AND OTHER OFFICERS

94. Secretary

A secretary of the company holds office on such terms and conditions, as to remuneration and otherwise, as the directors determine. The directors may at any time terminate the appointment of a secretary.

95. Associate directors and other officers

(1) The directors may from time to time appoint any person to be an associate director and may from time to time terminate any such appointment. The directors may from time to time determine the powers, duties and remuneration of any person so appointed and Article 74 shall not apply to such a person. A person so appointed does not have, except by the invitation and with the consent of the directors, any right to attend or vote at any meeting of directors.

(2) The directors may from time to time create any other position or positions in the company with such powers and responsibilities as the directors may from time to time confer and the directors may appoint any person, whether or not a director, to any such position or positions. The directors may at any time terminate the appointment of a person holding such a position and may abolish the position.

SEALS

96. Safe custody

The directors shall provide for the safe custody of the seals.

97. Other seals

(1) The company may have for use in place of its common seal outside the jurisdiction in which its common seal is kept one or more official seals, each of which shall be a facsimile of the common seal with the addition on its face of the name of every place where it is to be used.

(2) The company may have a duplicate common seal, which shall be a facsimile of the common seal with the addition on its face of the words "Share Seal" or "Certificate Seal".

98. Use of seals

(1) Subject to sub-article (2), the seal shall be used only by the authority of the directors, or of a committee of the directors authorised by the directors to authorise the use of the seal, and every document to which the seal is affixed shall be signed by a director and be countersigned by another director, a secretary or another person appointed by the directors to countersign that document or a class of documents in which that document is included.

(2) Share certificates, debenture, stock certificates and unsecured note certificates may be issued either:

(a) under the common seal of the company and signed by two directors or by one director and by the secretary or some other person appointed by the director;

(b) under the common seal of the company and bearing the printed stamped or machine - impressed facsimile signature of one director and of the secretary or of some other person appointed by the directors and also bearing evidence of examination by the company's auditor or auditors; or

(c) in the case of shares on any branch register, certificates may be issued under the local seal.

(3) This Article does not limit the ways in which the company may execute a document.

INSPECTION OF RECORDS

99. Inspection of records

(1) The directors shall decide whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the company or any of them will be open to the inspection of members (other than those who are directors).

(2) A member other than a director does not have the right to inspect any document of the company except as provided by law or authorised by the directors or by the company in general meeting.

DIVIDENDS AND RESERVES

100. Power to declare dividends

(1) The directors may from time to time declare a dividend to be paid to the members.

(2) The directors may authorise payment by the company to the members of such interim dividends as appear to the directors to be justified by the profits of the company.

101. Division of profits

Subject to the rights of persons (if any) entitled to shares with special rights and to any plan established under Article 112, the profits of the company shall be divisible amongst the members in proportion to the capital paid up (but not credited as paid up) on the shares held by them respectively.

102. Apportionment of dividends

(1) All dividends shall be apportioned and paid proportionately to the amounts paid up (but not credited as paid up) on shares during any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms that it will rank for dividend from a particular date, that share shall rank for dividend accordingly.

(2) An amount paid or credited as paid on a share in advance of a call shall not be taken for the purposes of Articles 102 or 103 to be paid up or credited as paid up on the share.

103. Reserves

(1) The directors may, before declaring any dividend, set aside out of the profits of the company such sums as they think proper as reserves which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied.

(2) Pending any such application the reserves may, at the like discretion of the directors, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit.

(3) The directors may, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

104. Deduction of unpaid amounts

The directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by the member to the company on account of calls or otherwise in relation to shares in the company.

105. Distribution in specie

(1) After declaring a dividend or authorising an interim dividend the directors may by resolution direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other body corporate.

(2) Where a difficulty arises in regard to such a distribution, the directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the directors consider expedient.

106. Payment of distributions

(1) Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to:

(a) the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(b) to such other address as the holder or joint holders in writing directs or direct, or paid by any other means determined by the directors.

(2) Any one of two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

107. No interest

No dividend or interim dividend will bear interest against the company.

PROTECTION OF BUILDING SOCIETY RESERVES

108. Special Reserve

(1) In this Article 108:

"Eligible Special Reserve Member" means a Special Reserve Member who remains a member of the company from the Registration Date until the date of commencement of a winding up of the company;

"Original Entitlement" means the amount of the Special Reserve which a Special Reserve Member would have received had the Special Reserve been distributed to members of the Society if the Society had been wound up on 31 May, 1987 in accordance with the Building Societies Act and the Rules of the Society in force in each case at that date;

"Current Entitlement" means if a winding up of the company commences at any time on or before 31 May, 1997 the Original Entitlement of a Special Reserve Member multiplied by

$$\frac{(10-X)}{10}$$

where X is the number of years, disregarding any part of a year, that have elapsed, at the commencement of a winding up of the company, since 31 May, 1987.

(2) The Special Reserve shall be distributed only to Eligible Special Reserve Members in accordance with this Article 108.

(3) If a winding up of the company has not commenced by 31 May, 1997, there shall be no entitlement to any distribution of the Special Reserve.

(4) The Special Reserve reduces:

(a) by the amount of the Current Entitlement of a Special Reserve Member at the date that person ceases to be a member of the company;

(b) on 31 May in each year until 31 May 1997 by an amount equal to one tenth of the aggregate of the Original Entitlements of all remaining Special Reserve members as at that 31 May so that the Special Reserve is reduced to zero on 31 May 1997.

(5) Any amount by which the Special Reserve is reduced pursuant to sub-article (4) shall be credited to the general reserves of the company.

(6) If a winding up of the company commences before 31 May, 1997, the amount of the Special Reserve shall, unless Article 115(1) applies, be distributed to Eligible Special Reserve Members in accordance with their respective Current Entitlements at the date of the commencement of the winding up.

109. Special State Reserve

(1) In this Article 109:
"Eligible Special State Reserve Member" means a Special State Reserve Member who remains a member of the company from the Registration Date until the date of commencement of a winding up of the company;
"Original Entitlement" means the amount of the Special State Reserve which a Special State Reserve Member would have received had the Special State Reserve been distributed to members of the Society if the Society had been wound up on 30 September, 1988 in accordance with the Building Societies Act and the Rules of the Society in force in each case at that date;
"Current Entitlement" means if a winding up of the company commences at any time on or before 30 September, 1998 the Original Entitlement of a Special State Reserve Member multiplied by

$$\frac{(10-X)}{10}$$

where X is the number of years, disregarding any part of a year, that have elapsed, at the commencement of a winding up of the company, since 30 September, 1988.

(2) The Special State Reserve shall be distributed only to Eligible Special State Reserve Members in accordance with this Article 109.

(3) If a winding up of the company has not commenced by 30 September, 1998, there shall be no entitlement to any distribution of the Special State Reserve.

(4) The Special State Reserve reduces:
(a) by the amount of the Current Entitlement of a Special State Reserve Member at the date that person ceases to be a member of the company;
(b) on 30 September in each year until 30 September, 1998 by an amount equal to one tenth of the aggregate of the Original Entitlements of all remaining Special State Reserve members as t that 30 September so that the Special State Reserve is reduced to zero on 30 September, 1998.

(5) Any amount by which the Special State Reserve is reduced pursuant to sub-article (4) shall be credited to the general reserves of the company.

(6) If a winding up of the company commences before 30 September, 1998 the amount of the Special State Reserve shall, unless Article 115(1) applies, be distributed to Eligible Special State Reserve Members in accordance with their respective Current Entitlements at the date of the commencement of the winding up.

CAPITALISATION OF PROFITS

110. Capitalisation of profits

(1) The directors may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to members, and that such sum be applied, in any of the ways mentioned in sub-article (2), for the benefit of members in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend.

(2) The ways in which a sum may be applied for the benefit of members under sub-article (1) are:
(a) in paying up any amounts unpaid on shares held by members;
(b) in paying up in full unissued shares or debentures to be issued to members as fully paid;

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b); or
(d) any other application permitted by the Law or by the Listing Rules.

111. Powers of directors

The directors shall do all things necessary to give effect to a resolution mentioned in Article 110 and, in particular, to the extent necessary to adjust the rights of the members among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in paragraph (b) is effective and binding on all the members concerned.

112. Shareholder Plans

(1) The directors may from time to time, if and to the extent that they are authorised by the company in general meeting to do so:

   (a) establish one or more plans under which some or all members may elect in terms of one or more of the following for a period or periods as provided in the plan:

      (i) that dividends to be paid in respect of some or all of the shares from time to time held by the member shall be satisfied by the issue of fully paid shares of the same class as shares so held; or

      (ii) that dividends shall not be declared or paid in respect of some or all of the shares from time to time held by the member but that the member will receive an issue of fully paid shares of the same class as the shares so held in accordance with the plan; or

      (iii) if elections in terms of each of sub-paragraph (i) and sub-paragraph (ii) above are available under the plan, in terms of sub-paragraph (i) as to some of the shares from time to time held by the member and in terms of sub-paragraph (ii) as to others of them; and

   (b) upon or after establishment of any such plan, extend participation in it, in whole or in part, to some or all of the holders of debentures, notes, bonds or other debt obligations of the company in respect of interest upon such debentures, notes, bonds or other obligations in like manner as if that interest were dividends; and

   (c) vary, suspend or terminate any such plan.

(2) Any such plan shall have effect in accordance with its terms and the directors shall do (or shall have authority under this Constitution to do) all things necessary and convenient for the purpose of implementing the plan including but not limited to the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(3) Any such plan may be terminated and any authority given to the directors under sub-article (1) may be revoked or varied by the company in general meeting.

(4) For the purpose of giving effect to any such plan, appropriations, capitalisations, applications, payments and distributions as referred to in Article 110 may be made and the powers of the directors pursuant to Article 111 shall apply and may be exercised (with such adjustments as may be required) on the basis, and notwithstanding, that only some of the members or holders of shares of any class participate in the appropriation, capitalisation, application, payment or distribution.

NOTICES

113. Notices generally

(1) A notice may be given by the company to any member by serving it on the member personally, by sending it by post to the member's address as shown in the register of members or the address supplied by the member to the company for the giving of notices, or by sending it to the fax number or electronic address nominated by the member for the giving of notices. Notice to a member whose address for notices is outside Australia shall be sent by airmail, fax or electronic mail.

(2) Where a notice is sent by post, service of the notice shall be taken to be effected by properly addressing, prepaying, and posting a letter containing the notice, and to have been effected, in the case of a notice of a meeting, on the day after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(3) Where a notice is sent by fax or electronic transmission, service of the notice shall be taken to be effected by properly addressing and sending or transmitting the notice and to have been effected on the day it is sent.

(4) A notice may be given by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

(5) A notice may be given by the company to a person entitled to a share in consequence of the death or bankruptcy of a member by serving it on the person personally or by sending it to the person by post addressed to that person by name, or by the title of representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) within Australia supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred.

114. Notice of general meeting

(1) A notice of a general meeting shall contain the information required by the Law.

(2) Notice of every general meeting shall be given in the manner authorised by Article 113 to:
  - (a) every member and each director;
  - (b) every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and
  - (c) the auditor for the time being of the company.

(3) Subject to sub-article (4), no other person is entitled to receive notices of general meetings.

(4) The company shall give notice of general meetings to those persons to whom it is required to give the notice under the Listing Rules.

(5) Despite sub-articles (1) to (4), notice of general meetings is not required to be given to a member holding a share which restricts the right of that member to receive notice of general meetings unless that member holds a share of another class without such a restriction.

WINDING UP

115. Deficiency

(1) If the company is wound up and the assets of the company are not sufficient to meet the claims of creditors and other liabilities of the company in the winding up, the deficiency shall be borne by the members as follows:

(a) first, by the holders of shares, not being:

(i) Employee shares,

(ii) Borrower shares, or

(iii) Depositor shares,

in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively;

(b) secondly, by the holders of Employee shares in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the Employee shares held by them respectively;

(c) thirdly, by the holders of Employee shares, to the extent of, and in proportion to, the capital which had not been required under these Articles to have been paid up at the commencement of the winding up; and

(d) fourthly, by the holders of Borrower shares and Depositor shares to the extent of the capital which had not been required under these Articles to have been paid up at the commencement of the winding up in proportion to the number of Borrower shares and Depositor shares held by them respectively.

(2) If the company is wound up and the assets of the company available for distribution amongst the members are not sufficient to repay the whole of the capital paid up on the shares held by them, the deficiency shall be borne by the members in the order and as set out in paragraphs (a) and (b) of sub-article (1).

116. Distribution of Surplus

(1) Subject to sub-article (2), if the company is wound up and the assets available for distribution amongst the members are more than sufficient to pay the whole of the capital paid up at the commencement of the winding up the excess shall, subject to Article 117(3), be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up or which ought to have been paid up on the shares held by them.

(2) Sub-article (1) shall not prejudice or affect the rights of members holding shares issued upon special terms and conditions or the rights of members under Article 108 or 109.

117. Winding up

(1) If the company is wound up, the liquidator may, with the sanction of a special resolution, divide amongst the members in kind the whole or any part of the property of the company and may for that purpose set such value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(2) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

INDEMNITY

118. Indemnity

(1) To the extent permitted by law and without limiting the powers of the company, the company must indemnify each person who is, or has been, a director, principal executive officer or secretary of the company against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity:

(a) incurred on or after 15 April 1994 to any person (other than the company or a related body corporate), whether or not arising from a prior contingent liability, and which does not arise out of conduct involving a lack of good faith or conduct known to the person to be wrongful; and

(b) for costs and expenses incurred by the person in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted, or in connection with any application in relation to such proceedings in which the court grants relieve to the person under the Law.

(2) The company need not indemnify a person as provided for in sub-article (1) in respect of a liability to the extent that the person is entitled to an indemnity in respect of that liability under a contract of insurance.

(3) To the extent permitted by law and without limiting the powers of the company, the board of directors may authorise the company to, and the company may, enter into any:

(a) documentary indemnity in favour of; or

(b) insurance policy for the benefit of,

a person who is, or has been, a director, principal executive officer, secretary, auditor, employee or other officer of the company or of a subsidiary of the company, which indemnity or insurance policy may be in such terms as the board of directors approves and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy;

(4) The benefit of each indemnity given in sub-article (1) continues, even after its terms or the terms of this sub-article (4) are modified or deleted, in respect of a liability arising out of acts of omissions occurring prior to the modification or deletion.

TRANSITIONAL PROVISIONS

119. Interpretation

This Constitution shall be read and construed in such manner that:

(1) every director, managing director, alternate director and secretary in office as such immediately before the adoption of this Constitution shall continue in office subject to and shall be taken to have been appointed or elected under this Constitution;

(2) any register maintained by the company immediately before the adoption of this Constitution shall be taken to be a register maintained pursuant to this Constitution;

(3) any seal adopted by the company before the adoption of this Constitution as a share seal or an official seal may be taken to be a seal which the company has under a relevant authority conferred by this Constitution; and

(4) unless a contrary intention appears in this Constitution, all persons, things and circumstances appointed or created by or under the rules of the Society in force before the adoption of this Constitution shall continue to have the same status, operation and effect after the adoption of this Constitution.

120. Previous share allotment issues

Every share issued and allotted or purportedly issued and allotted before the adoption of these Articles shall, notwithstanding any failure to comply with or observe in connection with its issue and allotment or any of the provisions of the Rules of the Society then in force, be taken for all purposes to have been issued and allotted validly and effectually in conformity with all such provisions.

121. Rotation and retirement of initial directors

(a) For the purpose of determining under this Constitution, the rotation of directors who were in office at the Registration Date, the actual dates of appointment of those directors as directors of the Society shall apply.

(b) For the purposes of Article 74(8) the term of office of a director shall include:

  (i) the period from the Registration Date until that director's retirement; and

  (ii) the term applicable to that director under Rule 103 of the Rules of the Society.

122. Mortgages

A reference to "rules of the mortgagee" or to any expression which has an equivalent or substantially similar meaning in any mortgage for which the Society or any subsidiary of the Society was, immediately before the Registration Date, the mortgagee shall be construed, and any member who is a party to such a mortgage shall be bound, as if Rules 41, 42, 43, 44, 45, 46, 52, 53, 55, 56 and 137 of the Rules of the Society (the "Mortgage Rules") continued in full force and effect despite the adoption of these Articles and, to that extent, these Articles are rules and regulations of the company of which the Mortgage Rules form part as if, with necessary adaptation, they had been set out in full in these Articles.

123. Existing Dividend Reinvestment Plan

The shareholders plan of the Society known as the St.George Dividend Reinvestment Plan in force on the Registration Date is a plan to which Article 112 applies and the directors have been authorised to establish. Any election made by a member of the Society under that plan shall continue to apply to that member and the company unless the member directs the company to the contrary.

VENDOR SECURITIES

124. Vendor securities

(1) Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or the Exchange.

(1A) The company must refuse to acknowledge a disposal (including registering a transfer) of any Restricted Securities other than securities defined such as only in a Restriction Agreement) during the Escrow Period except as permitted by the Listing Rules or the Exchange.

(2) In the event of a breach of any Restriction Agreement entered into by the company under the Listing Rules in relation to shares classified by the Listing Rules or by the Exchange as Restricted Securities, the member holding the shares in question shall, notwithstanding any rights attached to such shares, cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

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st.george

news release

17 November 2008

Paul Fegan, CEO and Managing Director announces resignation

St.George Bank today announced the resignation of Mr Paul Fegan, Managing Director & Chief Executive Officer.

Mr Fegan joined St.George in July 2002 and has been the Bank's Chief Executive Officer since November 2007 and Managing Director since February 2008.

The Chairman of St.George, Mr John Curtis, expressed his appreciation for Mr. Fegan's significant contribution and achievements. "On behalf of the St.George Board, I would like to thank Paul sincerely for his leadership of the Bank through a most difficult external environment and for his assistance to the Board during the Westpac merger process. The Bank's record results for 2008 were achieved against this background, for which he can feel particularly proud."

Mr Fegan said; "Given that St.George shareholders have overwhelmingly endorsed the merger, it's now appropriate to make my decision about the future. I am very proud that I leave the Bank in a very good position, particularly given the challenges the sector has faced around the world. I am also very pleased that St.George, along with Westpac, are going to merge to create one of the largest and strongest financial institutions in Australia.

"I have very much enjoyed my roles and experience at St.George over the past six years, and in particular the last twelve months as Managing Director and CEO. St.George is a unique organisation with a great culture and heritage brought to life everyday by its outstanding people.

"I wish the entire team and management every success going forward and I believe St.George will go from strength to strength within the merged group. I'd also like to thank the Chairman, John Curtis and fellow Directors for their support over the last year and to wish Gail and her team all the very best."

Mrs Gail Kelly, CEO & Managing Director of Westpac, added her sincere thanks. "I have thoroughly enjoyed working with Paul over the past six years. I would particularly like to thank him for his strong leadership of St.George over this challenging 2008 year and for his assistance in ensuring the merger gets off to a good start. I wish Paul and his family every success for the future."

In accordance with the terms of his employment, Mr Fegan will receive from St.George a termination payment of approximately $2 million. Mr Fegan will also receive payment for any amounts in respect of accrued salary, leave and other entitlements. All awards and options held by Mr Fegan will be dealt with in accordance with the Deed of Cancellation that has been previously signed with Westpac and St.George (as disclosed in the Scheme Booklet dated 29 September 2008). Mr Fegan's contract will terminate on 8 December 2008 and he will take annual leave from 28 November 2008.

Ends...

Media contact:

Jeremy Griffith, St.George Corporate Relations, 02 9236 1328 or 0411 259 432

To: The Manager
Australian Securities Exchange

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	MICHAEL BOWAN
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**RESIGNATION OF AUDITOR**
Date sent:	17 NOVEMBER 2008

In accordance with Listing Rule 3.16.3, St.George today advises that KPMG has resigned as auditor of St.George Bank Limited and has been replaced by PricewaterhouseCoopers.

Yours sincerely

Michael Bowan
General Counsel and Secretary

END